Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries SE
ARBN 097 829 895
Appendix 4E — Preliminary Final Report Year Ended 31 March 2011

	Year Ended 31 March
	2011		2010
Key Information	US$M		US$M		Movement
Net Sales From Ordinary Activities		1,167.0		1,124.6	Up	4%
(Loss) Profit From Ordinary Activities After Tax Attributable to Shareholders		(347.0)		(84.9)	Down	—
Net (Loss) Profit Attributable to Shareholders		(347.0)		(84.9)	Down	—
Net Tangible Liabilities per Ordinary Share	US$	(1.04)	US$	(0.27)	Down	—
Dividend Information
•	No interim dividend for fiscal year 2011 will be paid to share/CUFS holders.

•	No final dividend for fiscal year 2011 will be paid to share/CUFS holders.

•	No interim or final dividend for fiscal year 2010 was paid to share/CUFS holders.
Movements in Controlled Entities during the year ended 31 March 2011
The following entity was created:
•	James Hardie Technology NTL Ltd. (25 March 2011)
The following entities ceased to exist pursuant to a merger, were liquidated or placed into voluntary members liquidation:
•	James Hardie International Finance Sub I B.V. (ceased to exist pursuant to a merger on 3 June 2010);

•	James Hardie International Finance Sub II B.V. (ceased to exist pursuant to a merger on 4 June 2010);

•	James Hardie International Finance B.V. (ceased to exist pursuant to a merger on 7 June 2010);

•	Yelrom International Pty Ltd. (placed into voluntary members liquidation on 16 August 2010);

•	ACN 001 664 740 (placed into voluntary members liquidation on 16 August 2010);

•	Smetsysh Pty Ltd. (placed into voluntary members liquidation on 28 February 2011);

•	ACN 082 153 759 (placed into voluntary members liquidation on 28 February 2011); and

•	Seapip Pty Ltd (placed into voluntary members liquidation on 28 February 2011);
Audit
The results and financial information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.
Results for the 4th Quarter and Year Ended 31 March 2011
Contents
1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements
James Hardie Industries SE is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents comprise the information required by ASX Listing Rule 4.2A and should be read in conjunction with the James Hardie 2010 Annual Report which can be found on the company website at www.jameshardie.com.